UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of May, 2007

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2007

                                          TARO PHARMACEUTICAL INDUSTRIES LTD.

                                          By:  /s/ Tal Levitt
                                               --------------
                                               Name: Tal Levitt
                                               Title: Director and Secretary

 Sun Pharmaceutical Industries Agrees to Acquire Taro Pharmaceutical
           Industries in Transaction Valued at $454 Million

  First Investment in Israel by Multinational Pharmaceutical Company
                            Based in India

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--May 20, 2007--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," Pink Sheets:
TAROF) and Sun Pharmaceutical Industries Ltd. ("Sun," Reuters: SUN.BO,
Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that they have entered into a definitive merger agreement providing for the acquisition of Taro by Sun for $7.75 per share in cash, a premium of 27% over the closing price of $6.10 per share on May 18, 2007, representing a transaction with total equity value of approximately $230 million. Sun will also refinance approximately $224 million in net debt of Taro. The total enterprise value of the transaction is approximately $454 million. Taro and Sun also announced that they have entered into a separate definitive agreement for Sun to provide immediately $45 million of interim equity financing to Taro by acquiring 7.5 million of the Company's ordinary shares.

    The agreement with Sun represents the culmination of a process announced by Taro on March 20, 2007, pursuant to which the Company sought to address its significant liquidity issues in a manner that would permit it to remain in existence and continue to grow. The process involved contact with over 20 entities, and extensive due diligence or discussions with several interested parties. With the assistance of the Company's financial advisors, The Blackstone Group, Taro's Board of Directors unanimously determined that the transactions with Sun were clearly preferable to all other available alternatives and are in the best interests of the Company, Taro's shareholders, employees, customers, suppliers and financial institutions.

    Merger Agreement

    Pursuant to the definitive merger agreement between Taro and Sun, a newly formed Israeli subsidiary of Sun will merge with Taro, and each ordinary share of Taro will be converted into the right to receive $7.75 cash. The merger is subject to a number of terms and conditions, including the approval of Taro's shareholders and regulatory review. Merrill Lynch, Pierce, Fenner & Smith Incorporated provided a fairness opinion to the Board of Directors of Taro in connection with the proposed merger.

    Sun will pay all shareholders, including the Levitt and Moros families, who founded the Company, $7.75 for each ordinary share. There will be no consideration paid to Dr. Levitt for the Founders' Shares, which have one-third of the voting power in the Company.

    "We are pleased that this transaction meets our objectives of achieving value for our shareholders and establishes Taro as an integral platform for growth within the Sun organization," said Barrie Levitt, M.D., Chairman of Taro. "Sun is a highly respected, multinational pharmaceutical company and is an excellent home for our employees and our products. We very much appreciate the support of our employees, customers and financial institutions during the recent months and believe that the transaction with Sun will put Taro on a course towards financial stability and growth in its worldwide markets," Dr. Levitt stated.

    Sun Chairman & Managing Director, Dilip Shanghvi, stated, "We look forward to working with Taro and its employees going forward. This is a good opportunity for Sun and Taro to work together to create increasing value and add a complementary multinational organization to Sun's business. We intend to build on Taro's expertise in dermatology and pediatrics along with specialty and generic pharmaceuticals, and over-the-counter products. With the addition of 170 talented scientists to our team we look forward to an increasing number of product filings of higher complexity."

    Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S. and several other markets across the world. In India, the company is a leader in the niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics. The company has strong skills in product development, process chemistry, and manufacturing of complex active pharmaceutical ingredients, as well as dosage forms. For the year ended March 7, 2007, Sun recorded net sales of Rs. 20,792 million (representing a compounded annual growth rate of 30% over the last 10 years) and net profit of Rs. 7,740 million (compounded annual growth of 30% over the last 10 years). Based on the latest closing price on the Indian stock exchanges, Sun's market cap is USD$5 billion. International sales comprise 43% of revenues. Of this, U.S. generic sales are 23%. Sun has filed 111 ANDAs in the U.S. of which 34 are approved. Over 12% of net sales has been invested in R&D every year for the last 5 years. Sun employs a team of more than 550 scientists who work on complex products for all its geographies.

    Litigation Relating to the Transaction

    On May 10, 2007 Franklin Advisers, Inc. and Templeton Asset Management Ltd., the beneficial owners of approximately 9% of the Company's ordinary shares, filed an initiating motion in Tel-Aviv District Court seeking certain remedies intended to prevent alleged oppression of minority shareholders. They also filed a motion for the appointment of a special interim manager to review the Company's efforts to identify an appropriate transaction.

    On May 19, 2007 Franklin Advisers and Templeton filed a supplemental request with the court indicating that they believed a transaction involving Taro was imminent, and seeking a temporary injunction to prevent the Company from entering into any transaction that might result in oppression of minority shareholders. If the court blocks the interim equity financing with Sun, Taro will not be able to make timely payment of the principal and interest payment due on its 2003 bonds on May 21, 2007. The motion for a temporary injunction is scheduled to be heard on May 21, 2007.

    The Company believes that the proceedings initiated by Franklin Advisers and Templeton are without merit and are detrimental to the best interests of shareholders and the Company. The Company intends to contest the action vigorously.

    Thomas E. McClary Appointed to Position of Chief Financial Officer

    Taro Pharmaceutical Industries Ltd. also reported today that it has appointed Thomas E. McClary, C.P.A., to the position of Group Vice President and Chief Financial Officer, effective immediately. Ron Kolker, Group Vice President and Corporate Controller of Taro, has served as interim Chief Financial Officer of the Company following the departure of the Company's former CFO in October 2006.

    Mr. McClary, 53, comes to Taro with more than 27 years of experience in finance and accounting. Prior to joining Taro, he was employed as Vice President of International Finance and Chief Accounting Officer at Ivax Corporation. Mr. McClary held increasingly senior positions at Ivax from 1998 until its acquisition by Teva Pharmaceutical Industries Ltd. in 2006. Prior to Ivax, Mr. McClary held positions that included Corporate Controller and Treasurer of Solopak Pharmaceuticals, Inc., and Senior Manager at Deloitte and Touche.

    About Taro and Sun

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "believes," or "expects" to happen, or similar language, and statements with respect to the various transactions with Sun described in this press release, all of which are contingent and subject to various conditions. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include failure to consummate the agreements with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, the outcome of current litigation by Franklin Advisers and Templeton Asset Management, litigation in any court in Israel, the United States, or any country in which Taro or Sun operate, litigation, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs